                                                                 Exhibit (a)(15)

                       ADDENDUM FOR EMPLOYEES IN GERMANY
                       ---------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant, but is merely intended to alert employees who are residents of Germany to some of the tax information they may want to consider in making their decision.

     Employees who are residents of Germany who exchange options for New Options will not be required to recognize income for German income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for German income tax purposes. At the date of grant of the New Options employees who are residents of Germany will not be required to recognize income for German income tax purposes. The grant of options is not recognized as taxable income for German income tax purposes.

     Upon the exercise of a New Option, the optionee will recognize income from employment, taxable as ordinary income, in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise. The income will be subject to regular rates of income tax.

     Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares. Depending on the optionee's situation, taxes may or may not be payable on any capital gain:

     (a) If the optionee holds the shares more than 1 year after exercising the options, the capital gain will not be taxable.

     (b) If the optionee holds the shares less than 1 year after exercising the options, and the taxable amount is less than DM1,000 the capital gain will not be taxable.

     (c) If the optionee holds the shares less than 1 year after exercising the options and the taxable amount is greater than DM1,000 the capital gain will be taxed at regular income tax rates.